FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Hoag Jay C.	2. Issuer Name and Ticker or Trading Symbol Expedia, Inc. (EXPE)

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
X Director                                   X 10% Owner
    Officer (give title below)          Other (specify below)

Filing as 13(d) group owning more than 10%, however 13(d) group status is hereby disclaimed

(Last) (First) (Middle) c/o Technology Crossover Ventures 528 Ramona Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year February 7, 2003
(Street) Palo Alto, CA 94301		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock(1)	2/7/03		A		2,000	A		2,000	D
Common Stock								2,645	I	TCV III (GP) (2)
Common Stock								12,564	I	TCV III, L.P. (2)
Common Stock								333,922	I	TCV III (Q), L.P. (2)
Common Stock								15,122	I	TCV III Strategic Partners, L.P. (2)
Common Stock								2,541,788	I	TCV IV, L.P. (2)
Common Stock								94,778		TCV IV Strategic Partners, L.P.(2)
Common Stock								3,719	I	The Hoag Family Trust U/A Dtd 8/2/94 (3)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$63.20	2/7/03		A	V	5,000		(4)	2/7/13	Common Stock	5,000		5,000	D

Explanation of Responses:

(1) This stock was issued under the 2001 Stock Plan of the Issuer. This grant is subject to a right of repurchase that laspes over time.
(2) Reporting person is a managing member of Technology Crossover Management III, L.L.C. ("TCM III") which the general partner of Limited Partnerships III. Reporting person is also a managing member of Technology Crossover Management IV, L.L.C. ("TCM IV") which is the general partner of the Limited Partnerships IV. Reporting person, TCM III and TCM IV may be deemed to own the shares held by the Limited Partnerships III and Limited Partnerships IV but reporting person, TCM III and TCM IV disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein.
(3) Reporting person is a trustee of The Hoag Family Trust U/A Dtd 8/2/94.
(4) This option will vest 1/4th on 2/7/04 and 1/48th at the end of each one month period following 2/7/04 (3/7/04, 4/7/04...) and ending on 2/7/07.

By: /s/ Carla S. Newell Carla S. Newell, Authorized Signatory for Jay C. Hoag **Signature of Reporting Person	2/11/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.